UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-284195) and Form S-8 (Registration Nos. 333-271941 and 333-266333).

Appointment of Director and Principal Accounting Officer

Effective November 5, 2025, the Board of Directors (the “Board”) of Bioceres Crop Solutions Corp. (the “Company”) appointed Mr. Simon Vumbaca to the Board as a director of the Company.

Mr. Vumbaca specializes in high-stakes strategies, focused on cross-border structuring, geopolitical maneuvering, and crisis arbitration. He advises sovereigns, ultra-high-net-worth families, and global enterprises. He chairs AIG’s Board and serves as non-executive director of Elemental Altus (ELE). A multi-jurisdictional lawyer, he delivers precision-driven leadership in governance and strategic resilience.

Also effective November 5, 2025, the Board appointed Mr. Alejandro Villafane, as the Principal Accounting Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: November 6, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer